UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Under the Securities Exchange Act of 1934
(Amendment No. __)

TRANSMERIDIAN EXPLORATION INCORPORATED

(Name of Subject Company (Issuer))

TRANS MERIDIAN INTERNATIONAL INC. – OFFEROR

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0006 per share

(Title of Class of Securities)

89376N 10 8

(CUSIP Number)

Lorrie T. Olivier
c/o Transmeridian Exploration Incorporated
5847 San Felipe., Suite 4300
Houston, Texas 77057

With a copy to:

Jonathan Cahn
Baker & McKenzie LLP
815 Connecticut Avenue NW
Washington DC 20006-4078

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of the Bidder)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

N/A	N/A

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	- 0 -	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☒

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. 89376N 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Lorrie T. Olivier

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☒
		(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
12,302,225

	8.	Shared Voting Power
5,070,000

	9.	Sole Dispositive Power
12,302,225

	10.	Shared Dispositive Power
5,070,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	17,372,225

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)
14.6 percent

14.	Type of Reporting Person
IN

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 89376N 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
The Olivier Family Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☒
		(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization
Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
12,302,225

	8.	Shared Voting Power
5,070,000

	9.	Sole Dispositive Power
12,302,225

	10.	Shared Dispositive Power
5,070,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	17,372,225

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)
14.6 percent

14.	Type of Reporting Person
OO

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 89376N 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

The Olivier Family Interests Ltd. (formerly JMJC Investments, Inc.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☒
		(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization

British Virgin Islands

	7.	Sole Voting Power
-0-

Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
3,800,000

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
3,800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			3,800,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐

13.	Percent of Class Represented by Amount in Row (11)

3.3 percent

14.	Type of Reporting Person

CO

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 89376N 10 8 1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Colamer Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☒
		(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization

British Virgin Islands

	7.	Sole Voting Power
-0-

Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power

600,000

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power

600,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			600,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐

13.	Percent of Class Represented by Amount in Row (11)

0.5 percent

14.	Type of Reporting Person

PN

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 89376N 10 8
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Greencove Holdings

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☒
			(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization

British Virgin Islands

	7.	Sole Voting Power

-0-

Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
670,000

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power

670,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		670,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐

13.	Percent of Class Represented by Amount in Row (11)
0.6 percent

14.	Type of Reporting Person
PN

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 89376N 10 8
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Trans Meridian International, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☒
			(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization
British Virgin Islands

	7.	Sole Voting Power
-0-

Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
-0-

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		-0-

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐

13.	Percent of Class Represented by Amount in Row (11)
0.0 percent

14.	Type of Reporting Person
CO.

SEE INSTRUCTIONS BEFORE FILLING OUT

This pre-commencement Schedule TO also constitutes Amendment No. 3 (the “Amendment”) to the Schedule 13D initially filed on May 24, 2004 (as amended prior to the date of this Amendment No. 3, the “Original Schedule 13D”) by Mr. Lorrie Olivier, The Olivier Family Interests Ltd. (formerly known as JMJC Investments, Inc.), Colamer Ltd., The Olivier Family Living Trust, Greencove Holdings and Trans Meridian International, Inc. (“TMII”) (collectively, the “Olivier Filing Parties”) with respect to the Common Stock, par value $0.0006 per share, of Transmeridian Exploration, Inc. (the “Issuer”). Capitalized terms not otherwise defined herein have the meanings set forth in the Original Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D.

THIS COMBINED SCHEDULE TO AND SCHEDULE 13D (AMENDMENT NO. 3) IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF THE COMPANY’S COMMON STOCK OR OTHER COMPANY SECURITIES. ANY SOLICITATION AND ANY OFFER TO BUY SHARES OF THE COMPANY’S COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS TO BE DISTRIBUTED TO HOLDERS OF THE ISSUER’S COMMON STOCK. AT THE TIME THE EXPECTED TENDER OFFER IS COMMENCED, MERGER SUB (AS DEFINED IN THE ORIGINAL SCHEDULE 13D (AMENDMENT NO. 2)) WILL FILE THESE TENDER OFFER MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE ISSUER WILL FILE A SOLICITATION/ RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. ONCE FILED, THE ISSUER’S STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. INFORMATION CONCERNING MR. OLIVIER AND HIS BENEFICIAL OWNERSHIP OF THE ISSUER’S COMMON STOCK AND HIS OTHER POTENTIAL INTERESTS IN THE TRANSACTION DESCRIBED IN THIS SCHEDULE 13D, AS AMENDED, MAY BE FOUND IN THE ISSUER’S PROXY STATEMENT FILED WITH THE SEC UNDER SCHEDULE 14A ON APRIL 17, 2007 AND IN SUBSEQUENT AMENDMENTS TO THE OLIVIER FILING PARTIES’ SCHEDULE 13D THAT MAY BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. ALL OF THESE MATERIALS ARE OR WILL BE AVAILABLE FREE OF CHARGE ALSO AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS, OR FROM MERGER SUB.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Item 3 of Schedule 13D (Amendment No. 2) under the heading “Source of Funds under the JTA” is supplemented as follows.

Source of Funds Under the JTA

As discussed in the Original Schedule 13D (Amendment No. 2), the JTA provides that LCI shall source and control all aspects of securing the financing to be made available to Bidco for the acquisition of the public shares of the Issuer, and that Mr. Olivier and LCI shall mutually agree upon any financing arrangements to provide debt financing to Bidco or equity financing in addition to that contributed to Bidco by the parties to the JTA. On January 31, 2008, the Issuer announced that it had extended the time for TMII to enter into definitive documents for such financing until February 15, 2008.

Item 4.	Purpose of Transaction

The information in Item 4 of the Original Schedule 13D, as amended and restated in its entirety by Schedule 13D (Amendment No. 2), is hereby supplemented as follows:

As described in the Original Schedule 13D (Amendment No. 2), Merger Sub’s and TMII’s obligation to commence the Offer is subject to their execution of definitive documentation pursuant to which adequate financing will be made available to them to enable them to consummate the Offer and perform their other obligations under the Merger Agreement. TMII and Merger Sub have undertaken to use their reasonable best efforts to cause the satisfaction of this condition by the earliest practicable date. The Merger Agreement provides that if Merger Sub and TMII have not entered into such definitive documentation by January 31, 2008, the Issuer may terminate the Merger Agreement. TMII and Merger Sub may terminate the Merger Agreement if they have not entered into such definitive financing documents by February 29, 2008. On January 31, 2008, the Issuer announced that it had extended the time for TMII to enter into such definitive financing documents until February 15, 2008. The Issuer has also provided TMII with a letter dated February 1, 2008 confirming that extension.

The description of the “Minimum Condition” to the obligations of TMII and Merger Sub to accept and pay for tendered shares of the Issuer’s common stock set forth in Schedule 13D (Amendment No. 2), is hereby revised to read in full as follows:

The obligations of TMII and Merger Sub to accept and pay for tendered shares of Common Stock and consummate the Offer and the Merger are subject to a number of conditions contained in the Merger Agreement, including but not limited to there having been validly tendered and not properly withdrawn prior to the expiration date for the Offer such number of shares of Issuer common stock which, when added to any shares of the Issuer’s common stock already owned by TMII, its affiliates or their respective subsidiaries, represents at least a majority of the total number of outstanding shares of the Issuer’s common stock on a fully diluted basis (which shall mean, as of any time, the number of shares of the Issuer’s common stock outstanding, together with all shares of the Issuer’s common stock which the Issuer may be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into shares of the Issuer’s common stock or otherwise) on the date of purchase (the “Minimum Condition”).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by the addition of the following information:

The information relating to the Merger Agreement set forth in Item 4 of the Schedule 13D, Amendment No. 2, as amended by this Schedule 13D (Amendment No. 3) is incorporated in this Item 6 by reference. The summary of the terms of the Merger Agreement set forth in this Schedule 13D is qualified in its entirety by reference to the complete text of the Merger Agreement, which is an exhibit to this Schedule 13D.

Except as disclosed in the Original Schedule 13D or as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Olivier Filing Parties or between such persons and any person with respect to any securities of the issuer.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety:

Exhibit	Document

E	Letter dated February 1, 2008 from Transmeridian Exploration Incorporated to Trans Meridian International, Inc. (“TMII”) extending time for TMII to satisfy Merger Agreement financing condition.

Signature

          After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2008

Signature:	/s/ Lorrie T. Olivier

Name:	Lorrie T. Olivier

THE OLIVIER FAMILY LIVING TRUST

By:	/s/ Lorrie T. Olivier

Name:	Lorrie T. Olivier
Title:	Trustee

THE OLIVIER FAMILY INTERESTS LTD.

By:	/s/ Lorrie T. Olivier

Name:	Lorrie T. Olivier
Title:	Secretary/Treasurer

COLAMER LTD.

By:	/s/ Lorrie T. Olivier

Name:	Lorrie T. Olivier
Title:	Managing Partner

GREENCOVE HOLDINGS

By:	/s/ Lorrie T. Olivier

Name:	Lorrie T. Olivier
Title:	Managing Partner

TRANS MERIDIAN INTERNATIONAL, INC.

By:	/s/ Lorrie T. Olivier

Name:	Lorrie T. Olivier
Title:	President/Director

Exhibit E

      February 1,  2008

Trans Meridian International, Inc.
5847 San Felipe, Suite 4300
Houston, Texas 77057
Attention:   Lorrie T. Olivier

RE:    Agreement and Plan of Merger

Ladies and Gentlemen:

        We refer to the Agreement and Plan of Merger dated as of December 31, 2007 (the “Merger Agreement”) among Trans Meridian International, Inc. (“Parent”), TME Merger Sub, Inc. and Transmeridian Exploration Incorporated (the “Company”). Capitalized terms used in this letter and not otherwise defined are used with the meanings given thereto in the Merger Agreement.

        Parent has advised the Company that the Financing Condition is not satisfied as of January 31, 2008 or the date of this letter and thus, pursuant to the terms of Section 8.1(c) of the Merger Agreement, the Company has the right to terminate the Merger Agreement. Parent has requested that the Company waive this termination right until February 15, 2008 and this letter confirms that the Company grants this request. Pursuant to this waiver, the Company may not exercise its termination right under Section 8.1(c) of the Merger Agreement until February 15, 2008.

        Except as expressly waived herein, the Merger Agreement is and shall continue to be in full force and effect in accordance with its terms and this limited waiver does not constitute the Company’s consent or indicate its willingness to consent to any other amendment, modification or waiver of Section 8.1(c) or any other provision of the Merger Agreement.

Very truly yours,

Transmeridian Exploration Incorporated

By:	/s/ Earl W. McNiel

Earl W. McNiel Vice President and Chief Financial Officer
cc:	Baker & McKenzie LLP 815 Connecticut Avenue, NW Washington, DC 2006-4078 Attn: Jonathan D. Cahn